
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 29, 2021


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In the Matter of

OceanPal Inc.	ORDER DECLARING REGISTRATION
Pendelis 26, 175 64 Palaio Faliro	EFFECTIVE PURSUANT TO SECTION 12(d)
Athens, Greece	OF THE SECURITIES EXCHANGE ACT OF
	1934, AS AMENDED

File No: 001-40930

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OceanPal Inc. has filed with the Commission and the NASDAQ Stock Market LLC an application to register its common stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

OceanPal Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NASDAQ Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief